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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                           Commission File Number: 333-90359
                                                                   _____________

     (Check One):

     |X| Form 10-K and Form 10-KSB      | | Form 11-K

     | | Form 20-F    | | Form 10-Q and Form 10Q-SB    | | Form N-SAR

     For Period Ended:   DECEMBER 31, 1999

     | | Transition Report on Form 10-K and Form 10-KSB

     | | Transition Report on Form 20-F

     | | Transition Report on Form 11-K

     | | Transition Report on Form 10-Q and Form 10Q-SB

     | | Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: THIS FILING RELATES TO A SPECIAL REPORT UNDER RULE 15d-2 REQUIRED TO BE FILED BY THE REGISTRANT UNDER COVER OF FORM 10-K.

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant  SCG (CHINA) HOLDING CORPORATION

Former name if applicable  NOT APPLICABLE

Address of principal executive office (Street and number)  5005 E. MCDOWELL ROAD

City, state and zip code  PHOENIX, ARIZONA  85008


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                                    PART II
                             RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |X|      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         |X|      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 10-KSB, Form
                           20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         | |      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     FINANCIAL STATEMENTS AND RELATED FOOTNOTES FOR THE REGISTRANT HAVE NOT BEEN PREPARED. THE FINANCIAL RESULTS OF THE REGISTRANT ARE REFLECTED IN THE CONSOLIDATED FINANCIAL STATEMENTS OF SCG HOLDING CORPORATION, OF WHICH THE REGISTRANT IS A CONSOLIDATED SUBSIDIARY AND WHICH HAS FILED, ON OR ABOUT THE CURRENT DATE, A SPECIAL REPORT UNDER RULE 15d-2 UNDER COVER OF FORM 10-K. THE REGISTRANT HAS SUBMITTED A REQUEST FOR RELIEF FROM ITS REPORTING OBLIGATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SHOULD SUCH RELIEF NOT BE GRANTED WITHIN THE FIFTEEN CALENDAR DAY PERIOD REFERRED TO ABOVE, THE REGISTRANT INTENDS TO FILE THE SPECIAL REPORT UNDER RULE 15d-2 TO WHICH THIS FORM RELATES.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

      JEAN-JACQUES MORIN                                 (602) 244-5132
             (Name)                               (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
| | Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         SCG (CHINA) HOLDING CORPORATION
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 28, 2000                    By: /s/  Dario Sacomani
                                            ----------------------------------
                                            Dario Sacomani
                                            Sr. Vice President & Chief Financial
                                            Officer